Q3 2022 Results & Business Update 17 November 2022

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "predict", "project", "would", "could", "potential", "possible", "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and tafasitamab/Minjuvi®). There is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Forward-Looking Statements © MorphoSys – Q3 2022 results 2

Agenda

01	Highlights Q3 2022 & Outlook Jean-Paul Kress, M.D., CEO
02	Commercial Update Joe Horvat, General Manager, U.S.
03	Development Update Tim Demuth, M.D., Ph.D. CR&DO
04	Financial Results & Guidance Sung Lee, CFO
05	Q&A Jean-Paul Kress, Sung Lee, Tim Demuth, Joe Horvat

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Jean-Paul Kress, M.D. CEO Highlights Q3 2022 & Outlook 01

Q3 Developments & Highlights

PARTNER PROGRAMS

+ GRADUATE studies for gantenerumab in early Alzheimer's Disease did not meet primary endpoint

TULMIMETOSTAT

+ Phase 1/2 data presented at ENA 2022
+ Potential application in a broad array of advanced tumors

FINANCES

+ Liquidity position of € 1038.1 million

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Driving Execution of Our Late Stage Assets © MorphoSys – Q3 2022 results 6 PELABRESIB Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Aiming to have two commercial products by 2025 + Expand into 1L DLBCL and other B-cell malignancies + Drive pivotal studies • 1L DLBCL • r/r FL & MZL + New data presented at ASH PELABRESIB + Change the standard of care in 1L myelofibrosis + Drive pivotal study in 1L myelofibrosis (MF) • MANIFEST-2 enrolling well + New data presented at ASH Phase 3 Development Commercial

Commercial Update 02 Joe Horvat General Manager, U.S.

Monjuvi Commercial Execution

Continued penetration of 2L DLBCL setting, but increasing competitive dynamics

Q3 2022 U.S. Sales

$22.2MM



+1%
YoY
+8%
demand

Improving Persistence

Continued education to evolve prescribing pattern



Leading Share

in 2L DLBCL new patient starts



SoC Growth

1,350

sites of care



Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22
>70% Community
<30% Academic

Preferred 2L Regimen by the NCCN Guidelines
Continued leading 2L market share despite competitive dynamics

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Development Update 03 Tim Demuth, M.D., Ph.D. CR&DO

Accelerating our Innovation and Growth Strategy

High potential mid- to late-stage pipeline in hematology / oncology

ASSET	PARTNER	TARGET	DISEASE AREA	PHASE 1	PHASE 2	PHASE 3	MARKET
Tafasitamab	Incyte	CD19	r/r DLBCL				MONJUVI® tafasitamab-cxix | 200mg
			1L DLBCL (frontMIND)				
			r/r FL/MZL (inMIND)				
			r/r DLBCL (with plamotamab)*				
			r/r DLBCL (with TTI-622)**			trial not yet initiated	
Pelabresib		BET	1L Myelofibrosis (MANIFEST-2)				
			1L/2L Myelofibrosis (MANIFEST)				
Tulmimetostat		EZH2	Solid tumors/ Hematological malignancies				

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma * trial sponsored by Xencor ** trial sponsored by Pfizer

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New Pelabresib and Tafasitamab Data to Be Presented at ASH 2022

Presentations feature data supporting the potential benefit of first-line therapy for pelabresib in myelofibrosis and tafasitamab in diffuse large B-cell lymphoma

14 Presentations

4 Orals

7 Posters

3 Online Publications

Pelabresib

+ Oral: MANIFEST arm 3 durability of response and safety
+ Oral: MANIFEST translational, disease modification
+ Poster: MANIFEST arm 2 durability of response and safety

Tafasitamab

+ Poster: firstMIND Final Analysis (18-month data)
+ Poster: firstMIND MRD analysis
+ Oral: Pooled MRD analysis including firstMIND
+ Poster: L-MIND subgroup ≥2y on treatment

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Tulmimetostat Data Show Anti-Tumor Activity Across Multiple Cancers © MorphoSys – Q3 2022 results Category N * Urothelial** ARID1A mut (N=0) Ovarian ARID1A mut (N=10) Endometrial ARID1A mut (N=4) Lymphoma EZH2 / WT (N=3) Mesothelioma BAP1 loss (N=9) Prostate (N=8) Overall total Phase II (N=34) CR 0 0 / 10 0 / 4 2 / 3 0 / 9 0 / 8 2 / 34 PR 0 4 / 10 2*** / 4 0 / 3 2 / 9 0 / 8 8 / 34 SD 0 3 / 10 2 / 4 0 / 3 4 / 9 5 / 8 14 / 34 PD 0 3 / 10 0 / 4 1 / 3 3 / 9 3 / 8 10 / 34 Preliminary results support potential application in a broad array of advanced tumors Safety profile was consistent with the mechanism of action of EZH2 inhibition Biomarker selected cohort Not biomarker defined 12 Kindler et al., ENA 2022; Date of data-cut: July 16, 2022 *N of patients with evaluable efficacy **Or other advanced metastatic ARID1A mutant solid tumor ***One partial response in M3 cohort was later updated to complete response. CR: complete response; PR: partial response; SD: stable disease; PD: progressive disease Best unconfirmed response by cancer cohort Data are an important step toward demonstrating proof of concept

Selected Key Clinical Milestones

Broadening proprietary development pipeline

2022		2023-2025	
Pelabresib —MANIFEST Data at ASH	Follow-up phase 2 data Myelofibrosis Q4 2022	Tafasitamab — inMIND	Primary analysis data r/r FL / MZL H2 2023
Tafasitamab —firstMIND Data at ASH	Follow-up phase 1b data 1L DLBCL Q4 2022	Pelabresib — MANIFEST-2	Primary analysis data Myelofibrosis H1 2024
Tulmimetostat (CPI-0209) Data at ENA	Phase 1/2 PoC data solid cancer/lymphoma H2 2022	Tafasitamab — frontMIND	Primary analysis data in 1L DLBCL H2 2025

DLBCL: diffuse large B-cell lymphoma. r/r FL: relapsed/refractory follicular lymphoma;
MZL: marginal zone lymphoma

KEY: Pivotal studies

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04 Financial Results & Guidance Sung Lee CFO

Monjuvi U.S. Product Sales and Minjuvi Royalty Revenue



USD IN MILLION
17.1
15.5
18.0
0.1
22.0
0.7
23.6
0.7
18.7
0.7
23.3
0.9
22.2
Q4 '20
Q1 '21
Q2 '21
Q3 '21
Q4 '21
Q1 '22
Q2 '22
Q3'22
Royalties from ex-U.S. Sales of Minjuvi
U.S. Monjuvi Product Sales

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On September 30, 2022 MorphoSys’ liquidity position amounted to € 1,038.1 million (December 31, 2021: € 976.9 million) In € million Q3 2022 Q3 2021 Δ 9M 2022 9M 2021 Δ Revenues 95.8 41.2 >100% 196.7 126.7 55% Product Sales 21.9 18.6 18% 60.2 46.4 30% Royalties 29.7 17.0 75% 70.8 42.4 67% Licenses, Milestones and Other 44.1 5.6 >100% 65.6 37.9 73% Cost of Sales (8.1) (7.5) 8% (33.2) (22.7) 47% Gross Profit 87.7 33.8 >100% 163.5 104.0 57% R&D Expenses (77.8) (64.4) 21% (203.8) (138.2) 47% Selling Expenses (23.5) (32.4) (27)% (69.4) (89.0) (22)% G&A Expenses (15.6) (19.4) (19)% (42.6) (60.1) (29)% Total Operating Expenses (117.0) (116.1) 1% (315.8) (287.3) 10% Operating Profit / (Loss) (29.3) (82.4) (64)% (152.3) (183.3) (17)% Consolidated Net Profit / (Net Loss) (122.9) (112.8) 9% (480.5) (133.5) >100% Earnings per Share, basic and diluted (in €) (3.60) (3.30) 9% (14.07) (4.03) >100% Q3 / 9M 2022: Profit or Loss Statement © MorphoSys – Q3 2022 results 16

Financial Guidance FY2022 © MorphoSys – Q3 2022 results 17 Monjuvi U.S. Net Product Sales Approx. US$ 90m US$ 90m to 110m Gross Margin for Monjuvi U.S. Net Product Sales 75% to 80% 75% to 80% R&D expenses € 275m to 300m € 275m to 300m SG&A expenses € 150m to 165m € 150m to 165m UPDATED FINANCIAL GUIDANCE PREVIOUS* FINANCIAL GUIDANCE Updated Guidance Provided October 21, 2022 * Provided on July 26, 2022

Q&A Tim Demuth, M.D., Ph.D. CR&DO 05 Jean-Paul Kress, M.D. CEO Sung Lee CFO Joe Horvat General Manager, U.S.

Thank you! www.morphosys.com

Partner Programs Delivered Progress in 2022

	PARTNER	DISEASE AREA	STATUS
IANALUMAB	NOVARTIS	Sjögren's Syndrome Lupus Nephritis and other	Phase 3 clinical development started in Q3 2022 3 phase 3 studies ongoing
ABELACIMAB	ANTHOS	Venous Thromboembolism Prevention	Phase 3 clinical development started in May 2022 2 phase 3 studies ongoing
SETRUSUMAB	ultragenyx, Mereo BioPharma	Osteogenesis Imperfecta	Pivotal phase 2/3 clinical study ongoing
FELZARTAMAB	HI-Bio, I-MAB BIOPHARMA	Multiple Myeloma Autoimmune Indications (MN, IgAN)	Clinical development ongoing

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3Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions differences due to rounding	A IFRS Q3 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	95.8	11.0	28.8	56.0
Monjuvi US product sales	21.9	11.0 1)		11.0
Royalties	29.7		28.8 5)	0.9
Other	44.1			44.1
Cost of Sales	(8.1)	(1.7)	—	(6.4)
Cost of Sales US Monjuvi product sales	(4.5)	(1.7) 2)		(2.8)
Other	(3.6)			(3.6)
Gross Profit	87.7	9.2	28.8	49.6
Gross Margin	91.5%			88.6%
Total Operating Expenses:	(117.0)	(10.8)	—	(106.2)
Research and Development	(77.8)			(77.8)
Selling	(23.5)	(10.8) 3)		(12.7)
General and Administrative	(15.6)			(15.6)
Impairment of Goodwill	0.0			—
Operating Profit/(Loss)	(29.3)	(1.6)	28.8	(56.5)
Operating Margin	-30.6%			-100.9%
Other Income	10.6			10.6
Other Expenses	(7.5)			(7.5)
Finance Income	70.3	43.4 4)	12.8 6)	14.1
Finance Expenses	(167.5)	(15.3) 4)	(135.6) 6)	(16.6)
Income from Reversals of Impairment Losses	0.6			0.6
Income Tax Benefit / (Expenses)	0.1			0.1
Consolidated Net Profit/(Loss)	(122.6)	26.5	(94.0)	(55.1)
EPS, Basic and Diluted	(3.60)			(1.61)
Shares Used for EPS, Basic and Diluted	34,154,811			34,154,811

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

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2Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A IFRS Q2 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**59.4**	**10.9**	**21.3**	**27.3**
Monjuvi US product sales	21.7	10.9 [1]		10.9
Royalties	22.0		21.3 [5]	0.7
Other	15.7			15.7
Cost of Sales	**(17.2)**	**(2.1)**	**-**	**(15.2)**
Cost of Sales US Monjuvi product sales	(4.3)	(2.1) [2]		(2.2)
Other	(13.0)			(13.0)
Gross Profit	**42.2**	**8.8**	**21.3**	**12.1**
Gross Margin	*71.0%*			*44.2%*
Total Operating Expenses:	**(97.3)**	**(11.5)**	**-**	**(85.8)**
Research and Development	(60.9)			(60.9)
Selling	(24.0)	(11.5) [3]		(12.5)
General and Administrative	(12.4)			(12.4)
Impairment of Goodwill	-			-
Operating Profit/(Loss)	**(55.1)**	**(2.8)**	**21.3**	**(73.8)**
Operating Margin	*-92.8%*			*-271%*
Other Income	7.8			7.8
Other Expenses	(11.7)			(11.7)
Finance Income	6.2	1.6 [4]	- [6]	4.6
Finance Expenses	(185.1)	(62.3) [4]	(119.0) [6]	(3.8)
Income from Reversals of Impairment Losses	(1.0)			(1.0)
Income Tax Benefit / (Expenses)	4.0			4.0
Consolidated Net Profit/(Loss)	**(234.9)**	**(63.5)**	**(97.7)**	**(73.9)**
EPS, Basic and Diluted	(6.88)			(2.16)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.15			34.15
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

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3Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q3 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**41.2**	**9.3**	**16.9**	**15.0**
Monjuvi US product sales	18.6	9.3 1)		9.3
Royalties	17.0		16.9 5)	0.1
Other	5.6			5.6
Cost of Sales	**(7.5)**	**(1.8)**	**-**	**(5.7)**
Cost of Sales US Monjuvi product sales	(3.6)	(1.8) 2)		(1.8)
Other	(3.9)			(3.9)
Gross Profit	**33.7**	**7.5**	**16.9**	**9.3**
Gross Margin	*81.8%*			*62.0%*
Total Operating Expenses:	**(116.1)**	**(14.5)**	**-**	**(101.7)**
Research and Development	(64.4)			(64.4)
Selling	(32.4)	(14.5) 3)		(17.9)
General and Administrative	(19.4)			(19.4)
Operating Profit/(Loss)	**(82.4)**	**(7.0)**	**16.9**	**(92.4)**
Operating Margin	*-200%*			*-616%*
Other Income	2.0			2.0
Other Expenses	(1.2)			(1.2)
Finance Income	(17.0)	(24.8) 4)	- 6)	7.8
Finance Expenses	(55.7)	(16.3) 4)	(31.9) 6)	(7.5)
Effects from Impairment on Financial Assets	0.3			0.3
Income Tax Benefit / (Expenses)	41.2			41.2
Consolidated Net Profit/(Loss)	**(112.8)**	**(48.1)**	**(15.0)**	**(49.8)**
EPS, Basic and Diluted	(3.30)			(1.36)
EPS, Basic	-			-
EPS, Diluted	-			-

Legend
1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q3 2022 results
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